UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On January 24, 2024, Sportradar Group AG (the “Company”) issued a press release announcing strategic actions to streamline its organizational structure. A copy of the press release is furnished as Exhibit 99.1 herewith. The press release further discloses that (i) Ulrich Harmuth, the Company’s Chief Strategy Officer, will be departing the Company to pursue other endeavors and will remain at the Company until April 30, 2024 and (ii) Gerard Griffin, the Company’s Chief Financial Officer, will be departing the Company for personal reasons and will continue as Chief Financial Officer until May 31, 2024 or the appointment of a permanent successor, if earlier. The Company has initiated a search for its next Chief Financial Officer, whom it expects to announce prior to Mr. Griffin’s departure. The Company notes that his departure is not a result of any disagreement regarding the Company’s financial statements, controls, principles or practices.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated January 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2024

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer